FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	………………………………………… ,	2020

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	January 28, 2020	By...../s/………Sachiho Tanino ……………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Finance & Accounting Headquarters
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding Change of Certified Public Accountant

January 28, 2020
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
Tokyo (First section) and other Stock Exchanges

Inquiries:
Sachiho Tanino
General Manager
Consolidated Accounting Div.
Finance & Accounting Headquarters
+81-3-3758-2111

Notice Regarding Change of Certified Public Accountant

Canon Inc. (the “Company”) gives notice that its Audit and Supervisory Board, at a meeting held on January 28, 2020, has resolved to change the Company’s certified public accountant or auditing firm that conducts an audit certification under the provisions of Article 193-2, paragraph 1 and 2 of the Financial Instruments and Exchange Act.

1.	Scheduled date of change

The date of the 119th Ordinary General Meeting of Shareholders

2.	Overview of incoming and outgoing certified public accountant or auditing firm

(1) Overview of incoming certified public accountant or auditing firm

(i)	Name	Deloitte Touche Tohmatsu LLC
(ii)	Address	Marunouchi Nijubashi Building, 3-2-3, Marunouchi, Chiyoda-ku, Tokyo
(iii)	Designated limited liability partners	Masayuki Yamada Teruhisa Tamai Kenichi Takai Susumu Nakamura
(iv)	Status under registration system for listed company audit firms of Japanese Institute of Certified Public Accountants	Registered

(2) Overview of outgoing certified public accountant or auditing firm

(v)	Name	Ernst & Young ShinNihon LLC
(vi)	Address	Hibiya Mitsui Tower, Tokyo Midtown Hibiya, 1-1-2, Yurakucho, Chiyoda-ku, Tokyo
(vii)	Designated limited liability partners	Yoshihiko Nakatani Ryo Kayama Ken Sudo Minoru Ota

3.	Reason for selecting Deloitte Touche Thomatsu LLC

After considering Ernst & Young ShinNihon LLC’s consecutive years of service to the Company and comprehensively reviewing Deloitte Touche Tohmatsu LLC’s independence, expertise, their quality management structure and global auditing structure, the Company’s Audit and Supervisory Board has resolved to appoint Deloitte Touche Tohmatsu LLC as the Company’s certified public accountant or auditing firm, having concluded that the firm upholds a system for robust auditing and can offer new perspectives on the Company’s audit.

4.	Date of original appointment of outgoing certified public accountant or auditing firm

March 30, 1978

5.	Opinions on audit reports and other documents prepared by outgoing certified public accountant or auditing firm over past three years

Not applicable

6.	Reason for change

The audit term of Ernst & Young ShinNihon LLC will expire upon the conclusion of the 119th Ordinary General Meeting of Shareholders. The Company’s Audit and Supervisory Board has conducted a comparative assessment of several candidate firms from 2016 from the perspective of qualifications and independence, following the introduction of an auditor rotation system in other countries. In addition, the Company’s Audit and Supervisory Board has determined to receive a proposal from several candidate firms periodically. For the reasons stated in 3 above, the Company’s Audit and Supervisory Board has resolved to appoint Deloitte Touche Tohmatsu LLC as the Company’s new certified public accountant or auditing firm.

7.	Opinion for reasons and circumstances described in 6 above

(1) Opinion of outgoing certified public accountant or auditing firm

The Company received a statement that there are no particular opinions in this regard.

(2) Opinion of the Company’s Audit and Supervisory Board

The Company’s Audit and Supervisory Board considers the change in the Company’s certified public accountant or auditing firm to Deloitte Touche Tohmatsu LLC appropriate.